[Clifford Chance US LLP Letterhead]
January 31, 2011
VIA EDGAR AND BY FEDERAL EXPRESS
Mr. Michael E. McTiernan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Corporate Property Associates 16 — Global Incorporated CPA 16 Holdings Inc. Registration Statement on Form S-4 Filed January 5, 2011 File No. 333-171538
Dear Mr. McTiernan:
On behalf of our clients, Corporate Property Associates 16 — Global Incorporated, a Maryland corporation, and CPA 16 Holdings Inc., a Maryland corporation (together, the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained on the Staff’s letter dated January 21, 2011 (the “January 21 Letter”), with respect to the Registration Statement (the “Registration Statement”) on Form S-4 (File No. 333-171538) and the joint proxy statement/prospectus, which is a part thereof, filed by the Company on January 5, 2011. For convenience of reference, each Staff comment is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in the January 21 Letter, and is followed by the corresponding response of the Company. Capitalized terms used and not otherwise defined in this letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.
General
1.	We note the references in the prospectus to the NAV calculations for CPA 14 and CPA 16 which were prepared and provided by a third party valuation specialist and used to determine the merger consideration. As required by Item 4(b) of Form S-4, please disclose the same information about the valuation as would be required by Item 1015(b) of Regulation M-A.

The Company respectfully advises the Staff that CPA®:14’s and CPA®:16 — Global’s advisor, not a third party valuation firm, prepared on behalf of each of CPA®:14 and CPA®:16 — Global the estimated NAV calculations that are referenced in the Registration Statement. Further, the Company respectfully submits that it does not believe that Item 1015(b) of Regulation M-A requires disclosure of the third party real estate portfolio valuation used by the advisor, in part, to determine the estimated NAVs.
CPA®:14 and CPA®:16 — Global are publicly owned, non-listed real estate investment trusts (commonly referred to as “non-traded REITs”). The advisor to each of CPA®:14 and CPA®:16 — Global generally calculates the estimated NAV of each company annually on their behalf. The annual estimated NAVs are publicly disclosed and are used by the companies to price the issuance of new shares under their respective distribution reinvestment plans and the redemption of shares under their redemption plans. One of the components that the advisor considers in calculating the estimated NAV is the fair value of the real estate portfolios of each company. The advisor engages a third party valuation firm to assist the advisor in performing the real estate portfolio valuation, including indebtedness. The third party valuation firm relies in large part on information provided by the advisor (e.g., copies of leases, tenant financial statements, previously obtained valuations, etc.) and employs a valuation methodology that has been agreed upon with the advisor in accordance with GAAP. The advisor bears full responsibility for the accuracy of the information it provides to the third party valuation firm. Upon receiving a preliminary real estate portfolio valuation report from the third party valuation firm, the advisor engages with the third party valuation firm to discuss any changes the advisor believes should be made to reflect updated or additional tenant information of which the third party valuation firm may have been unaware. The advisor then calculates the estimated NAV, which reflects a number of components in addition to the real estate valuation, such as mortgage indebtedness, foreign currency exchange rates, cash, and non-real estate assets and liabilities of the companies.
In connection with the merger, the respective boards of directors of CPA®:14 and CPA®:16 — Global agreed that each company’s estimated NAV would be an appropriate basis for determining the exchange ratio to be used in the merger consideration because both companies own similar investments (triple net leases) and their estimated NAVs are regularly reported metrics that are followed by investors and other participants in the non-traded REIT market. Accordingly, CPA®:14’s and CPA®:16 — Global’s advisor undertook to prepare updated estimated NAVs for the two companies, in this case as of September 30, 2010. The advisor engaged the same third party valuation firm that assisted with its annual NAV calculations to assist it in determining the fair value of each company’s real estate portfolio as of September 30, 2010, and the advisor used substantially the same methodology that it has used in the past to determine each company’s estimated NAV as of September 30, 2010.
The advisor delivered the estimated NAVs of CPA®:14 and CPA®:16 — Global as of September 30, 2010 to the respective financial advisors of CPA®:14 and CPA®:16 — Global. The financial advisors reviewed the estimated NAV calculations as part of their due diligence in preparing their fairness opinions.

The financial advisors presented their fairness opinions to CPA®:14’s and CPA®:16 — Global’s respective boards of directors and special committees. The boards of directors and the special committees never received or reviewed the third party real estate portfolio valuation reports, nor did they receive a presentation by the valuation firm. As a result, such reports were not used or relied upon by the boards of directors or special committees in evaluating the merger consideration and were not a material factor in the directors’ approval of the merger and the merger consideration, and therefore they are not covered by Item 1015(b) of Regulation M-A. Instead, CPA®:14’s and CPA®:16 — Global’s respective boards of directors and special committees used and relied upon the opinions of their respective financial advisors as to the fairness of the merger consideration, which opinions are covered by Item 1015(b) of Regulation M-A. The Company will provide additional clarification on this point in an amendment to the Registration Statement by revising the disclosure to state that: (i) the advisor, not a third party valuation firm, determined the estimated NAVs on behalf of CPA®:14 and CPA®:16 — Global and (ii) the third party valuation reports were not presented to CPA®:14’s and CPA®:16 — Global’s boards of directors or the special committees in connection with their approval of the merger.
2.	Please file the consent of the third party valuation specialist for the inclusion of the disclosure related to NAV, including any additional disclosure provided in response to comment one. Refer to Rule 436(b) of Regulation C.
The Company respectfully refers the Staff to Question 141.02 of the Staff’s Compliance and Disclosure Interpretations (“C&DI”) of the Securities Act Sections. The C&DI provides that a registrant has no requirement to make reference to a third party expert simply because the registrant used or relied on the third party expert’s report, valuation or opinion (which, as described in our response to comment 1 above, is not the case with respect to CPA®:14’s and CPA®:16 — Global’s respective boards of directors and special committees). In addition, the C&DI provides that the consent requirement in Section 7(a) of the Securities Act applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure.
As noted in our response to comment 1 above and as described in the Registration Statement, the third party real estate portfolio valuation reports were one of the many items reviewed by each company’s financial advisor as part of its due diligence in rendering its opinion as to the fairness of the merger consideration. The financial advisors performed a number of valuations of the merger consideration using the methodologies described in the fairness opinion sections of the Registration Statement. As noted in our response to comment 1 above, CPA®:14’s and CPA®:16 — Global’s respective boards of directors and special committees never received or reviewed the third party real estate portfolio valuation reports. The companies’ reason for referencing the involvement of the third party valuation firm was not to transfer any accountability from themselves to the third party valuation firm but to provide CPA®:14’s and CPA®:16 — Global’s shareholders with full disclosure as to how the advisor determined each company’s estimated NAV.

The Company has not summarized in detail or included the third party valuation firm’s reports in the Registration Statement and no statements, findings, or calculations disclosed in the Registration Statement are specifically attributed to the third party valuation firm. Accordingly, the Company respectfully submits that it does not deem the third party valuation firm an “expert” as defined in Item 509 of Regulation S-K for purposes of Rule 436(b) of Regulation C since the third party valuation firm did not prepare or certify any part of the Registration Statement or prepare or certify a report or valuation for use in connection with the Registration Statement, and the Company therefore respectfully submits that no consent should be required.
Exhibit 23.5 — Consent of Deutsche Bank Securities Inc.
3.	We note that the consent is specifically limited to the initial filing. Please confirm that an updated consent will be filed with each subsequent amendment.
The Company confirms that it will obtain an updated consent with each amendment to the Registration Statement.
Exhibit 23.6 — Consent of Robert A. Stanger & Co., Inc.
4.	Please file a revised consent that eliminates the explicit disclaimer of a duty to file such consent in accordance with Section 7 of the Securities Act.
In response to the Staff’s comment, Robert A. Stanger & Co., Inc. has agreed to revise its consent. The Company is providing supplementally to the Staff Exhibit 1 to this letter which contains a form of the revised consent. The Company confirms that the revised consent will be filed in connection with each amendment to the Registration Statement.

Sincerely,
/s/ Kathleen L. Werner
Kathleen L. Werner
Enclosures
cc: Trevor P. Bond

Exhibit 1
CONSENT OF ROBERT A. STANGER & CO., INC.
We hereby consent to the use in this Registration Statement on Form S-4 of our opinion letter dated December 13, 2010 addressed to The Special Committee of The Board of Directors of Corporate Property Associates 14 Incorporated and included as Appendix F to the joint proxy statement/prospectus forming a part of this Registration Statement on Form S-4 and to all references to our firm in such joint proxy statement/prospectus. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act or the rules and regulations of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

ROBERT A. STANGER & CO., INC.
By:
Robert A. Stanger & Co., Inc.

Dated: ________ __, 2011